UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  July 16, 2013

THERMOGENESIS CORP.
(Exact name of registrant as specified in its charter)

Delaware	333-82900	94-3018487
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2711 Citrus Road
Rancho Cordova, California  95742
(Address and telephone number of principal executive offices) (Zip Code)

(916) 858-5100
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[x]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 9.01 Financial Statements and Exhibits.

(d)  Exhibits.

99.1	Press release dated July 16, 2013, titled “ThermoGenesis and TotipotentRx Announce Definitive Merger Agreement.”
99.2	Letter to be sent to the ThermoGenesis Corp. and TotipotentRx’s distributors and customers, titled “ThermoGenesis’ and TotipotentRx to Form Fully Integrated Regenerative Medicine Company.”
99.3	Letter to be sent to the ThermoGenesis Corp. employees, titled “ThermoGenesis and TotipotentRx to Form Fully Integrated Regenerative Medicine Company.”
99.4	Letter to be sent to the ThermoGenesis Corp. and TotipotentRx’s suppliers, titled “ThermoGenesis’ and TotipotentRx to Form Fully Integrated Regenerative Medicine Company.”
99.5	Letter to be sent to TotipotentRx’s employees, titled “ThermoGenesis and TotipotentRx to Form Fully Integrated Regenerative Medicine Company.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THERMOGENESIS CORP.,
a Delaware Corporation

Dated: July 15, 2013	/s/ Matthew T. Plavan
Matthew T. Plavan
Chief Executive Officer